ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 30, 2017	Renee E. Laws
T + 617 235-4975
renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 171 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on October 20, 2016, relating to AMG Yacktman Fully Invested Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 171. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 171 will be filed with the SEC in the 485(b) Amendment.

Prospectus

2. Comment: In the “Summary of the Fund—Investment Objective” section, which states that the Fund’s investment objective is to “generate equity-like rates of return over a full market cycle while managing the level of risk,” the term “equity-like rates of return” is vague. Further, the Fund’s strategy should specifically discuss how the Fund intends to manage the level of risk (e.g., by allocating a portion of its portfolio to fixed income securities, buying only good businesses or some other method).

Response: The Trust submits that the term “equity-like rates of return” means the types of returns that investors would expect to receive from a mutual fund that invests primarily in equity securities. The Fund’s principal investment strategy states that it intends to invest in either the equity or debt of companies that are good businesses, maintain shareholder-oriented management teams and are selling at low purchase prices. The Fund believes that this disclosure in the summary section is consistent with its investment objective, and it has not revised its strategy disclosure in response to this comment.

3. Comment: Please confirm whether the Fund invests in emerging market securities. If applicable, please add principal investment strategy and risk disclosure relating to investments in emerging markets and please disclose the Fund’s method for determining whether a country is in an emerging market.

Response: The Trust confirms that the Fund may invest in emerging market securities as a principal investment strategy and has revised its disclosure accordingly. Because the Fund has no investment limitations linked to investments in emerging market securities, it has not added a definition of emerging market securities.

4. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in warrants and options. Please include disclosure in the “Summary of the Fund—Principal Investment Strategies” section that the Fund invests in derivative instruments and specify which derivative instruments the Fund invests in (unless, with respect to the latter, warrants and options are the only ones). Further, under “Derivatives Risk,” please discuss the risks of the specific derivatives the Fund plans to invest in.

Response: The Trust confirms that warrants and options are the only derivative instruments in which the Fund currently intends to invest as a principal investment strategy. The Trust also notes that the risks of the specific derivatives in which the Fund may invest are described in the Fund’s Statement of Additional Information. Therefore, the Trust has not revised its disclosure in response to this comment.

5. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, the Fund discloses that it invests in convertible debt securities. Provide a description of convertible debt securities and add corresponding risk disclosure. Additionally, please supplementally confirm whether the Fund intends to invest in contingent convertible securities and the amount it intends to invest in contingent convertible securities.

Response: The Trust has added a description of convertible debt securities and corresponding risk disclosure. The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently intend to invest in contingent convertible securities as a principal investment strategy. The amount the Fund invests in contingent convertible securities is expected to vary over time as a result of the active management of the Fund’s portfolio.

6. Comment: The “Summary of the Fund—Investment Objective” section states that the Fund’s investment objective is to “generate equity-like rates of return over a full market cycle while managing the level of risk.” Please explain how investing in debt securities helps achieve the Fund’s investment objective.

Response: The Fund seeks to achieve its investment objective, including managing the level of risk, by investing in either the equity or debt of companies that are good businesses, maintain shareholder-oriented management teams and are selling at low purchase prices.

7. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in footnote 2 to the Annual Fund Operating Expenses table, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Annual Total Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

8. Comment: In the “Additional Information About the Fund’s Principal Investment Strategies” section, the Fund describes three attributes (good business, shareholder-oriented management, and low purchase price) the Subadviser searches for when purchasing stocks for the Fund. Please summarize these attributes in the “Summary of the Fund—Principal Investment Strategies” section.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 4(a) of Form N-1A requires registrants to, among other things, based on their response to Item 9(b) of Form N-1A, summarize how a fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies [emphasis added]. Item 9(b) of Form N-1A requires registrants to describe how a fund intends to achieve its investment objectives, and to describe the fund’s principal investment strategies [emphasis added]. Consistent with these requirements, the “Summary of the Fund—Principal Investment Strategies” section (which is responsive to Item 4(a)) summarizes and identifies the Fund’s principal investment strategies, including by listing three attributes the Subadviser searches for when purchasing stocks for the Fund, and the “Additional Information About the Fund’s Principal Investment Strategies” section (which is responsive to Item 9(b)) describes the Fund’s principal investment strategies in more detail, including by providing additional information regarding the three attributes the Subadviser searches for when purchasing stocks for the Fund. Therefore, the Trust respectfully declines to make the requested change.

9. Comment: In the “Summary of the Fund—Principal Investment Strategies” section, please define “low purchase price” (e.g., less than $10, or price below intrinsic value).

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 4(a) of Form N-1A requires registrants to, among other things, based on their response to Item 9(b) of Form N-1A, summarize how a fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies [emphasis added]. Item 9(b) of Form N-1A requires registrants to describe how a fund intends to achieve its investment objectives, and to describe the fund’s principal investment strategies [emphasis added]. Consistent with these requirements, the “Summary of the Fund—Principal Investment Strategies” section (which is responsive to Item 4(a)) summarizes and identifies the Fund’s principal investment strategies, including by listing three attributes (including “low purchase price”) the Subadviser searches for when purchasing stocks for the Fund, and the “Additional Information About the Fund’s Principal Investment Strategies” section (which is responsive to Item 9(b)) describes the Fund’s principal investment strategies in more detail, including by providing additional information regarding the three attributes (including “low purchase price”) the Subadviser searches for when purchasing stocks for the Fund. Therefore, the Trust respectfully declines to make the requested change.

10. Comment: The Fund’s name contains the phrase “Fully Invested.” Please explain how holding 5% of the Fund’s assets in cash, as described in the “Summary of the Fund—Principal Investment Strategies” section, is consistent with the Fund’s name.

Response: As previously discussed with Ms. Vroman-Lee, the Trust has changed the Fund’s name to “AMG Yacktman Focused Fund – Security Selection Only” and revised the Fund’s principal investment strategy disclosure in light of the Fund’s new name in the 485(b) Amendment.

11. Comment: The Fund lists investing in convertible securities as part of its principal investment strategy. Please add convertible securities risk disclosure in the “Summary of the Fund—Principal Risks” section.

Response: With respect to convertible debt securities, please see the Trust’s response to comment 5 above. In addition, the Trust has added a description of convertible preferred stocks and corresponding risk disclosure.

12. Comment: Please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

13. Comment: The “Additional Information About the Fund—Summary of the Fund’s Principal Risks—Foreign Investment Risk” section references “ADRs or similar instruments.” Please disclose what those similar instruments include.

Response: The Trust has revised the Fund’s disclosure in the section “Additional Information About the Fund—Summary of the Fund’s Principal Risks—Foreign Investment Risk.” The Trust notes that the instruments used to gain indirect exposure to foreign investments are disclosed in the Prospectus under “Summary of the Fund—Principal Investment Strategies” and in the Statement of Additional Information under “Additional Investment Policies.”

14. Comment: Please confirm that the estimated expenses of short selling, if any, are reflected in the fee table.

Response: The Trust confirms that the Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to the inclusion of estimated expenses associated with short selling for the Fund’s initial fiscal year.

15. Comment: Please revise the disclosure in the “Summary of the Fund—Principal Investment Strategies” section as follows:

At times, depending on market and other conditions, and in the sole discretion of the Fund’s subadviser, Yacktman Asset Management LP (“Yacktman” or the “Subadviser”), the Fund will focus a substantial portion of its assets in a small number of issuers, business sectors or industries.

Response: The requested change has been made.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.